Exhibit 21.1

Significant Subsidiaries of Suzano Papel e Celulose, S.A.

Investee	Jurisdiction of Incorporation
AGFA—Comério, Administração e Participações Ltda. (“AGFA”)	Brazil
Asapir Produção Florestal e Comércio Ltda (“Asapir”)	Brazil
Comercial e Agrícola Paineiras Ltda (“Paineiras”)	Brazil
Eucalipto Holding S.A. (“Eucalipto”)	Brazil
Facepa—Fábrica de papel da Amazônia S.A. (“Facepa”)	Brazil
FuturaGene Ltd (“Futuragene”)	United Kingdom
Mucuri Energética S.A. (“PCH Mucuri”)	Brazil
Ondurman Empreendimentos Imobiliários Ltda (“Ondurman”)	Brazil
Paineiras Logística e Transporte Ltda (“Paineiras Logística”)	Brazil
Stenfar S.A. Indll. Coml. Imp. Y. Exp. (“Stenfar”)	Argentina
Sun Paper and Board Limited (“Sun Paper”)	United Kingdom
Suzano Áustria GmbH (“Suzano Áustria”)	Austria
Suzano Luxembourg (“Suzano Luxemburgo”)	Luxembourg
Suzano Pulp and Paper America Inc (“Suzano América”)	United States
Suzano Pulp and Paper Europe S.A. (“Suzano Europa”)	Switzerland
Suzano Trading Ltd (“Suzano Trading”)	Cayman Islands